Exhibit (a)(5)(A)

EFiled: May 20 2015 04:26 PM EDT Transaction ID 57272322 Case No. 11049-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RICHARD WILLIAMS, individually	)
and on behalf of all others similarly	)
situated,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
AOL INC., TIM ARMSTRONG, EVE	)
BURTON, RICHARD DALZELL,	)
ALBERTO IBARGUEN, HUGH F.	)
JOHNSTON, DAWN G. LEPORE,	)
PATRICIA MITCHELL, FREDRIC	)
REYNOLDS, JAMES STENGEL,	)
VERIZON COMMUNICATIONS	)
INC., and HANKS ACQUISITION	)
SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Richard Williams (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of AOL Inc. (“AOL” or the “Company”) against AOL’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Verizon Communications Inc. (“Verizon”) by means of an unfair process and for an unfair price.

2. On May 12, 2015, Verizon and the Company announced their entry into a definitive merger agreement (the “Merger Agreement”) under which Verizon, through its wholly-owned subsidiary, Hanks Acquisition Sub, Inc. (“Merger Sub”), will acquire all of the outstanding shares of AOL in a tender offer (the “Proposed Transaction”). Pursuant to the Merger Agreement, AOL stockholders will receive $50.00 in cash for each AOL share they own. The Proposed Transaction is intended to be effectuated under Section 251(h) of the Delaware General Corporation Law. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given AOL’s recent stock price and inherent value, as well as its future growth prospects, the consideration AOL stockholders will receive is inadequate and undervalues the Company.

3. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with unreasonable deal protection devices that serve to prevent other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement dated May 12, 2015, the defendants agreed to: (i) a “strict no-solicitation” provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; and (ii) a provision that requires the Company to pay Verizon a “termination fee” of $150.2 million in cash in order to enter into a transaction with a superior bidder. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of AOL.

4. The Individual Defendants have breached their fiduciary duties, and Verizon and Merger Sub have aided and abetted such breaches by AOL’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until the defendants cure such breaches of fiduciary duty.

PARTIES

5. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of AOL.

6. AOL is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 770 Broadway, New York, New York 10003. AOL is a leading global media technology company with a substantial worldwide audience and a suite of digital brands, products, and services that the Company offers to consumers, advertisers, publishers, and subscribers.

7. Defendant Tim Armstrong (“Armstrong”) has been Chairman and Chief Executive Officer (“CEO”) of AOL since 2009.

8. Defendant Eve Burton (“Burton”) has been a director of the Company since 2013.

9. Defendant Richard Dalzell (“Dalzell”) has been a director of the Company since 2009.

10. Defendant Alberto Ibarguen (“Ibarguen”) has been a director of the Company since 2011.

11. Defendant Hugh F. Johnston (“Johnston”) has been a director of the Company since 2012.

12. Defendant Dawn G. Lepore (“Lepore”) has been a director of the Company since 2012.

13. Defendant Patricia Mitchell (“Mitchell”) has been a director of the Company since 2009.

14. Defendant Fredric Reynolds (“Reynolds”) has been a director of the Company since 2009.

15. Defendant James Stengel (“Stengel”) has been a director of the Company since 2009.

16. The defendants referenced in paragraphs seven through fifteen are collectively referred to as Individual Defendants and/or the Board.

17. Defendant Verizon is a Delaware corporation with its headquarters located at 1095 Avenue of the Americas, New York, New York 10036. Verizon is a global leader in delivering broadband and other wireless and wireline communications services to consumer, business, government, and wholesale customers.

18. Defendant Merger Sub is a Delaware corporation wholly-owned by Verizon that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public stockholders of AOL and owe them, as well as the Company, a duty of care, loyalty, good faith, and candor.

20. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders and, if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

21. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and candor owed to Plaintiff and other public stockholders of AOL.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and all persons and entities that owned AOL common stock (the “Class”) as of May 12, 2015, the date on which the Proposed Transaction was announced. Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns, and any entity in which defendants have or had a controlling interest.

24. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of May 8, 2015, more than 78 million shares of common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by AOL or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

25. This action is properly maintainable as a class action.

26. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Whether the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Whether the Individual Defendants breached their fiduciary duty to maximize stockholder value for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(iv) Whether Verizon and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v) Whether the Class is entitled to injunctive relief or damages as a result of the defendants’ wrongful conduct.

27. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of the defendants’ wrongful conduct as alleged herein.

28. Plaintiff will fairly and adequately protect the interests of the Class and has no interests contrary to, or in conflict with, those of the Class that Plaintiff seeks to represent.

29. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

30. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

31. AOL was founded in 1985 and later merged with Time Warner Inc. (“Time Warner”) in 2001. In the fourth quarter of 2009, the board of directors of Time Warner approved the complete legal and structural separation of the Company from Time Warner (the “spin-off”), following which the Company became an independent, publicly traded company. On November 2, 2009, the Company converted from AOL Holdings LLC, a limited liability company wholly-owned by Time Warner, to AOL Inc., a Delaware corporation wholly owned by Time Warner. The spin-off occurred on December 9, 2009.

32. AOL is a leading global media technology company with a substantial worldwide audience and a suite of digital brands, products, and services that the Company offers to consumers, advertisers, publishers, and subscribers. AOL is recognized for developing technologies and working in cooperation with some of the biggest names in consumer electronics to create industry standards that are at the forefront of emerging trends and innovation. The Company has driven the creation of industry standards High-Definition Multimedia Interface (HDMI®) and Mobile High-Definition Link (MHL®). HDMI has become the de-facto standard for consumer electronics HD connectivity, with over 3.8 billion HDMI-enabled products on the market today. MHL is a mobile HD connectivity standard with adoption in four of the five top smartphone brands and has an installed base of over 450 million MHL-enabled products worldwide. Through an acquisition, AOL was essential in the creation of WirelessHD®, a 60GHz wireless video standard, providing cable-like quality connectivity, free from WiFi interference, between any video source and screen.

33. In addition, AOL’s “Brand Group” includes media sites such as AOL.com and The Huffington Post, and related sites, as well media websites that cater to specialized audiences such as Engadget and TechCrunch.

34. AOL’s reinvention as an internet media company has resulted in financial success. On February 11, 2015, the Company issued a press release announcing its financial results for the fourth quarter and full year 2014. As disclosed in the press release, 2014 was the Company’s second consecutive year of growth in revenue and profits. In 2014, AOL generated $2.527 billion in revenue, a 9% increase over 2013. In addition, the Company reported an increase of 37% in free cash flow in 2014, generating $264 million in 2014. Likewise, the Company increased its cash provided by operating activities by 28% in 2014 to $409.7 million, compared to $318.9 million in 2013. Notably, AOL increased its profits in 2014, earning $1.51 per diluted share, an increase of 34% over 2013. In an analyst conference call discussing the Company’s financial performance, Individual Defendant Armstrong summarized AOL’s performance:

We’re now seeing our second consecutive year of growth today, growth driven by a consistent focus on our long-term strategy and the execution of that strategy. Our mission is to simplify the Internet by unleashing the world’s best builders of culture and code and we’re doing a very good job on delivering on the goal of building a world-class media technology company, while we make reality-based decisions on how to operate and chart AOL’s future pattern.

Looking to the future, Armstrong stated:

AOL is the global brand with powerful distribution in assets and by improving the AOL service and leveraging the core area assets will be able to build significant value as a company.

35. AOL continued its success in the first quarter of 2015. On May 8, 2015, the Company issued a press release announcing its financial performance for the first quarter of 2015. During the first quarter, the Company generated $625.1 million in revenue, a 7% increase over the first quarter of 2014. In addition, the Company generated $13.4 million in free cash flow, an improvement over the $10.5 million of negative free cash flow generated in the first quarter of 2014.

Likewise, AOL increased its cash provided by operating activities to $55.7 million in the first quarter of 2015, a 137% improvement over the first quarter of 2014. The Company also earned $0.09 per diluted share during the first quarter. The press release quoted Defendant Armstrong, who commented on the Company’s direction: “AOL grew its consumer base strongly and saw continued strength in video, mobile and programmatic advertising, while we also updated the structure and capabilities of the company…. AOL continues to grow in strength and we are on a mission to scale the first Media Technology company of the internet and mobile age.”

The Proposed Transaction Fails to Maximize Stockholder Value

36. In a press release dated May 12, 2015, the Company announced that it had entered into the Merger Agreement with Verizon pursuant to which Verizon, through Merger Sub, will acquire all of the outstanding shares of the Company for $50.00 in cash per AOL share. The Proposed Transaction is valued at approximately $4.4 billion. The Proposed Transaction will be effectuated by a tender offer under Section 251(h) of the Delaware General Corporation Law.

37. Given the history of the Company’s stock price, the inherent value of the Company’s assets, and the Company’s growth prospects, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

38. Indeed, as recently as January 7, 2015, the Company’s stock closed at $49.26 per share, nearly the Proposed Transaction’s offering price. In fact, in recognition of the insufficiency of the Proposed Transaction, the Company’s stock closed at $50.25 on May 19, 2015, above the amount offered in the Proposed Transaction.

39. Further, according to Yahoo! Finance, based on the ratings of twenty analysts, the Company has a median price target of $50.00, a mean price target of $49.05, and a high price target of $67.00 per share. The consideration offered in the Proposed Transaction offers no premium whatsoever based on the median price target, and is a 34% discount based on the high price target.

40. In addition, the Proposed Transaction consideration fails to compensate adequately AOL’s stockholders for the significant benefits inuring to Verizon. The Proposed Transaction is a strategic merger for Verizon. Indeed, Lowell McAdam, Verizon’s chairman and CEO, was quoted in the press release announcing the Proposed Transaction, stating:

Verizon’s vision is to provide customers with a premium digital experience based on a global multiscreen network platform. This acquisition supports our strategy to provide a cross-screen connection for consumers, creators and advertisers to deliver that premium customer experience…. AOL has once again become a digital trailblazer, and we are excited at the prospect of charting a new course together in the digitally connected world. At Verizon, we’ve been strategically investing in emerging technology, including Verizon Digital Media Services and OTT [(video programming that is “over-the-top” of television)], that taps into the market shift to digital content and advertising. AOL’s advertising model aligns with this approach, and the advertising platform provides a key tool for us to develop future revenue streams.

(Emphasis added).

41. An article on Business Insider’s website titled “This McKinsey Presentation is the Key to Understanding the Entire Verizon-AOL Deal” explained the significance of the Proposed Transaction for Verizon. The article points to important statistics regarding the types of media viewed on the Internet and on which devices this content is viewed. Specifically, from 2010 to 2014, video grew from 30% to 40% of all online viewing. And from 2012 to 2014, the share of online video content viewed on mobile devices grew by 50% to 14% of all online viewing. The Proposed Transaction gives Verizon a foothold in the large amount of video content provided by AOL’s brands. As the article observed, Verizon’s AOL will represent an important link in Verizon’s chain of business: “So AOL basically gives Verizon a stake in the future: It gives its customers something to look at after it has sold them the internet access that gets them there and after its stores have sold them a phone to look at that stuff on.”

42. Despite the significant synergies inherent in the transaction for Verizon, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Verizon.

43. Verizon is seeking to acquire the Company at the most opportune time, at a time when the Company’s stock price is lower than the Company’s inherent value and is positioned for tremendous growth.

The Unreasonable Deal Protection Devices

44. In addition, as part of the Merger Agreement, defendants agreed to certain onerous and unreasonable deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and potentially preclude competing offers for the Company from emerging.

45. Section 6.4 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Verizon. Section 6.4(a) requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers, and prohibits any action that would “facilitate or encourage any Competing Proposal[.]”

46. Pursuant to Section 6.4(b) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Verizon of the bidder’s identity, any information provided to the competing bidder, and the terms of the bidder’s offer within 48 hours. Thereafter, Section 6.4(d) demands that should the Board determine to enter into a superior competing proposal, it must grant Verizon three business days in which the Company must negotiate in good faith with Verizon (if Verizon so desires) and allow Verizon to amend the terms of the Merger Agreement so that any competing proposal no longer constitutes a “Superior Proposal.”

47. In other words, the Merger Agreement gives Verizon access to any rival bidder’s information and allows Verizon a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse because the Merger Agreement unfairly assures that any “auction” will favor Verizon, which can piggy-back on the due diligence of the foreclosed second bidder.

48. Section 8.3(a) of the Merger Agreement also provides that a termination fee of $150.2 million must be paid to Verizon by AOL if the Company decides to pursue a competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

49. Ultimately, these deal protection provisions unreasonably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

50. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

51. Plaintiff repeats all previous allegations as if set forth in full herein.

52. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of AOL and have acted to put their personal interests ahead of the interests of AOL stockholders.

53. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company, which imposes heightened judicial scrutiny of the Board’s process and its obligation to maximize AOL’s value for the benefit of the stockholders.

54. The Individual Defendants have breached their fiduciary duties owed to the stockholders of AOL because, among other reasons:

(a) they failed to take steps to maximize the value of AOL to its public stockholders and took steps to avoid competitive bidding;

(b) they failed to properly value AOL; and

(c) they ignored or did not protect against the conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

55. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of AOL’s assets and will be prevented from benefiting from a value-maximizing transaction.

56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

57. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting the Board’s Breaches of Fiduciary Duties

(Against Verizon and Merger Sub)

58. Plaintiff repeats all previous allegations as if set forth in full herein.

59. As alleged in more detail above, defendants Verizon and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties. Defendants Verizon and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Verizon and Merger Sub obtained sensitive non-public information concerning the Company and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

60. As a result, Plaintiff and the Class members are being harmed.

61. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against the defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel,

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that the defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: May 20, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
OF COUNSEL:		Brian D. Long (#4347)
Gina M. Serra (#5387)
LEVI & KORSINSKY, LLP		Jeremy J. Riley (#5791)
Shane T. Rowley		2 Righter Parkway, Suite 120
30 Broad Street, 24th Floor		Wilmington, DE 19803
New York, NY 10004		(302) 295-5310
(212) 363-7500
Attorneys for Plaintiff

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